Wells Fargo Law Department
MAC #N9305-173
Norwest Center
Sixth and Marquette
Minneapolis, MN  55479




February 9, 2000



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Ladies and Gentlemen:

The undersigned, as counsel for and on behalf of the filing persons named herein, hereby transmits for filing, pursuant to Section 13(g) of the Securities Exchange Act of 1934 and Rule 13G thereunder, a
Schedule 13G relating to beneficial ownership by Norwest Equity Partners V and certain other affiliates of shares of the common stock of Continuus Software Corporation.

Questions regarding this filing may be directed to John P. Whaley at 612-667-1667.

Very truly yours,



/s/ Mary E. Schaffner
    Mary E. Schaffner
    Senior Counsel

Enclosure

cc:  Continuus Software Corporation